15047312

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 49851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anthem Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Park Place Corporate Center One, 1000 Commerce Drive, Suite 410
(No. and Street)

Pittsburgh	PA	15275
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10/15

3/9/15

OATH OR AFFIRMATION

I, Sean McMillan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anthem Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Financial and Operations Principal
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Tammy L. Rapp, Notary Public
North Fayette Twp., Allegheny County
My Commission Expires Dec. 27, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANTHEM SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2014

ANTHEM SECURITIES, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2014

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Anthem Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Anthem Securities, Inc.** as of December 31, 2014 and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Anthem Securities, Inc.** as of December 31, 2014, and the results of its operations and its cash flows for the year ended December 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 11 through 13 has been subjected to audit procedures performed in conjunction with the audit of **Anthem Securities, Inc.**'s financial statements. The supplementary information is the responsibility of **Anthem Securities, Inc.'s** management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 20, 2015

ANTHEM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 11,004,707
Dealer-Manager Fees Receivable - Related Parties	14,000
Accounts Receivable - Parent	98,758
Property Plant and Equipment - Net	44,757
Deferred Tax Asset - Net	1,589,957
Other Assets	583,451
Total Assets	$ 13,335,630

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 6,870,673
Payable to Related Parties	2,528,159
Total Liabilities	9,398,832
Stockholder's Equity	
Common Stock; $1 Par Value; 500 Shares Authorized; Issued and Outstanding	500
Paid-In Capital	10,245,403
Accumulated Deficit	(6,309,105)
Total Stockholder's Equity	3,936,798
Total Liabilities and Stockholder's Equity	$ 13,335,630

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2014

REVENUE	
Commissions	$ 28,248,401
Other Income	32,274
Total Revenue	28,280,675
EXPENSES	
Program Commissions	21,874,451
Employee Compensation and Benefits	6,008,543
Other Program Related Costs	2,279,918
Program Seminars	1,472,030
Other General and Administrative Expenses	557,778
Total Expenses	32,192,720
Operating Loss	(3,912,045)
Income Tax Expense	(96,361)
Net Loss	$ (4,008,406)

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2013	$ 500	$ 5,645,403	$ (2,300,699)	$ 3,345,204
Capital Contributions	-	4,600,000	-	4,600,000
Net Loss	-	-	(4,008,406)	(4,008,406)
Balance - December 31, 2014	$ 500	$ 10,245,403	$ (6,309,105)	$ 3,936,798

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2014

Subordinated Borrowings at December 31, 2013	$ -
Increases	-
Decreases	-
Subordinated Borrowings at December 31, 2014	$ -

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES	
Net Loss	$ (4,008,406)
Adjustments to Reconcile Net Loss to Net Cash From Operating Activities	
Deferred Income Taxes	96,361
Depreciation Expense	3,443
Changes In	
Dealer-Manager Fees Receivable	896,942
Other Assets	(494,711)
Accounts Payable, Accrued Expenses, and Other Liabilities	(733,600)
Net Cash From Operating Activities	(4,239,971)
INVESTING ACTIVITIES	
Purchase of Property, Plant and Equipment	(48,200)
FINANCING ACTIVITIES	
Loans and Advances From Related Parties	6,709,977
Net Increase in Cash	2,421,806
Cash - Beginning	8,582,901
Cash - Ending	$ 11,004,707

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Capital Contribution of Amounts Due to Parent Company	$ 4,600,000

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

Anthem Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

Anthem Securities, Inc. is a wholly owned subsidiary of Atlas Energy Securities, LLC (DE), a wholly owned subsidiary of Atlas Energy Holdings Operating Company, LLC (DE), which is a wholly owned subsidiary of Atlas Resource Partners, L.P. (DE). The Company was organized as a broker-dealer to sell direct participation interests in oil and gas limited partnerships in which a subsidiary of Atlas Energy, L.P. or its affiliated company is the managing general partner. Substantially all of the Company's revenue is derived from the commissions on the sale of partnership units in partnerships sponsored by a subsidiary of Atlas Energy, L.P. or its affiliates (the "Group").

Atlas Energy, LP (ATLS) has entered into an agreement dated October 13, 2014 with Targa Resources Corp. (TRGP) to sell midstream general partner and limited partner interests to TRGP. Atlas Pipeline Partners, LP (APL) has entered into an agreement dated October 13, 2014 to be acquired by Targa Resource Partners (NGLS). If the terms and conditions of the agreement are met, management expects the transaction to be completed by the end of the first calendar quarter of 2015. Management does not expect the transaction to have any impact on the continuing operations of the Company.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets andiabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period Actual results could vary from the estimates that were used.

Securities Transactions

The Company sells direct participation interests in oil and gas limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

GAAP requires that customer and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a tradedate basis.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Concentrations of Credit Risk

The Company places its cash with financial institutions which management consider financially secure. However, at times, such deposits may be in excess of the insurance limits of the Federal Deposit Insurance Corporation.

Income Taxes

Anthem Securities, Inc. is subject to various federal, state, and local income taxes. The Company follows the guidance of the FASB ASC topic on Income Taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years. The Company records a valuation allowance to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of the challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

3 - RELATED PARTY TRANSACTIONS

Commissions Earned and Received

All of the Company's commission income is derived from the commissions on the sale of partnership units sponsored by the Group. The Company enters into a dealer-manager agreement with the sponsor which outlines the compensation and fee arrangements associated with the offering. The programs that were offered during 2014 were sold on a "best efforts" basis. During the year ended December 31, 2014, the Company earned commissions of approximately $28 million under these agreements.

Other Income

Some dealer-manager agreements in effect for prior offerings require the sponsor to pay the selling group commissions over a future period. The sponsor pays the Company the commission plus an administrative fee. The Company, as dealer-manager, pays commissions to the selling group members. For the year ended December 31, 2014, commissions earned under this arrangement were approximately $31,800 which are included under the caption "Other Income" in the accompanying statement of income (loss), and the commission expense incurred under this arrangement was approximately $28,900, which is included under the caption "Program Commissions" in the accompanying statement of income (loss)

3 - RELATED PARTY TRANSACTIONS (CONTINUED)

Other

Several employees of the Company are also employees of the Group. The wages and benefits of these shared employees are paid by the Group and a portion of the employees' wages are allocated to the Company based upon effort. For the year ended December 31, 2014, approximately $276,000 of wages was allocated to the Company.

The Company conducts its operations from offices provided by its parent company. Rent is charged to the company for the use of the office space and office equipment. The Company incurred rent and office expenses with the parent totaling approximately $32,400 in 2014.

On occasion, the Company receives advances from the Group. The outstanding advances do not bear interest and do not have any fixed repayment terms. At December 31, 2014, the Company had outstanding advances from the Group of approximately $2.5 million, which is included under the caption "Payable to Related Parties" in the accompanying statement of financial condition.

4 - INCOME TAXES

For the year ended December 31, 2014, the Company incurred a net operating loss and accordingly no current provision for income taxes has been recorded. In addition, a benefit for income taxes has been recorded due to the benefit of net operating loss carryforwards. At December 31, 2014, the Company had approximately $7.5 million of unused federal and $9.1 million of unused state net operating losses. The benefit of the net operating loss carryforwards, if not utilized, would begin to expire in 2030 for federal and state purposes.

The deferred tax assets recognized and recorded in the accompanying statement of financial condition, relate to net operating loss carryforwards. At December 31, 2014, a valuation allowance of $1.6 million had been established. In the opinion of management, it is more likely than not that the full amount of the net operating losses will not be utilized, and management has recorded a partial valuation allowance. Management believes that the Company will utilize some of the loss carryforwards in the future because, among other factors, a significant portion of the net operating losses do not expire in the near term. However, there can be no assurance that the Company will generate taxable income or that all of its loss carryforwards will be utilized.

Income tax expense (benefit) for the year ended December 31, 2014 consisted of approximately:

	Federal	State	Total
Current	$ -	$ -	$ -
Deferred			
Benefit of Net Operating Loss	(1,102,400)	(391,200)	(1,493,600)
Reversal of Benefit of Net Operating Loss on Recognition of Valuation Allowance	1,135,600	454,400	1,590,000
	$ 33,200	$ 63,200	$ 96,400

4 - INCOME TAXES (CONTINUED)

Approximate deferred tax assets as of December 31, 2014 consisted of:

	Federal	State	Total
Net Operating Loss Carryforward	$ 2,271,300	$ 908,700	$ 3,180,000
Valuation Allowance	(1,135,600)	(454,400)	(1,590,000)
Net Deferred Tax Asset	$ 1,135,700	$ 454,300	$ 1,590,000

5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of approximately $1.6 million, which was approximately $992,000 in excess of its required net capital of $627,000. The Company's net capital ratio was 5.81 to 1.

6 - EMPLOYEE RETIREMENT SAVINGS PLAN

The Group sponsors an employee retirement 401(k) savings plan covering substantially all of its employees including the employees of the Company. The Group matches 50% of up to 10% of all eligible wages contributed to the plan during the year. The Company is responsible for funding the payment of the matching contribution for its employees. For the year ended December 31, 2014, the Company made matching contributions of approximately $100,500.

7 - SUBSEQUENT EVENTS

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2014 and through February 20, 2015, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5

ANTHEM SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2014

NET CAPITAL		
Stockholder's Equity		$ 3,936,798
Deductions		
Non-Allowable Assets:		
Deferred Tax Assets	$ (1,589,957)	
Receivable from Affiliate	(100,158)	
Other Assets	(628,208)	
		(2,318,323)
Net Capital		$ 1,618,475
AGGREGATE INDEBTEDNESS		
Items Included in the Statement of Financial Condition:		
Accounts Payable, Accrued Expenses, and Other Liabilities		$ 6,870,673
Payable to Parent and Other Related Parties		2,528,159
Total Aggregate Indebtedness		$ 9,398,832
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement(Greater of $6^2/_3$% of Aggregate Indebtedness or $5,000)		$ 626,589
Excess Net Capital		$ 991,887
Ratio of Aggregate Indebtedness to Net Capital		5.81 to 1

See independent auditors' report.

ANTHEM SECURITIES, INC.
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2014

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2014)

Net Capital, as Reported in Company's Part IIA (Unaudited) Focus Report, as Originally Filed	$ 1,618,475
Additions:	
	-
Subtractions:	
	-
Net Capital as Reported in the Audited Financial Statements	$ 1,618,475

See independent auditors' report.

ANTHEM SECURITIES, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2014

The Company is a broker-dealer exempt from Securities and Exchange Commission Rule 15c3-3 and therefore has not included the schedules entitled"Computation for Determination ofReserve Requirements Under rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report. The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i).

See independent auditors' report.

ANTHEM SECURITIES, INC.

REVIEW REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT

DECEMBER 31, 2014

Lally & Co.
CPAs and Business Advisors

ANTHEM SECURITIES, INC.
REVIEW REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT
DECEMBER 31, 2014

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Anthem Securities, Inc.
Pittsburgh, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **Anthem Securities, Inc.** identified the following provisions of 17 C.F.R. § 15c3-3(k) under which **Anthem Securities, Inc**. claimed an exemption from 17 C.F.R. § 240.15c3-3: (the "exemption provisions") and (2) **Anthem Securities, Inc.** stated that **Anthem Securities, Inc.** met the identified exemption provisions throughout the most recent year ended. **Anthem Securities, Inc.'s** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Anthem Securities, Inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 20, 2015

EXHIBIT

EXEMPTION REPORT

ANTHEM SECURITIES, INC.
EXEMPTION REPORT – SEC Rule 17a-5(d) (4)
FOR THE PERIOD OF JANUARY 1, 2014 TO DECEMBER 31, 2014

I, Sean McMillan, Financial and Operations Principal of Anthem Securities, Inc., hereby state that we met the broker dealer identified exemption provisions pursuant to the U.S. Security and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. §240.17a-5 of the U.S. Securities and Exchange Commission throughout the initial fiscal period covering January 1, 2014 throughout December 31, 2014.

Anthem Securities, Inc. claims exemption from Rule 15c3-3 under provision (k)(2)(i) as a broker dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker dealer and its customers through one bank account designated as "Special Account for the Exclusive Benefit of Customers of Anthem Securities, Inc."

There were no exceptions noted during the period January 1, 2014 through December 31, 2014.

Sean McMillan, Financial and Operations Principal
February 20, 2015

ANTHEM SECURITIES, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2014

Lally & Co.

CPAs and Business Advisors

ANTHEM SECURIEITES, INC
REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2014

CONTENTS

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors
Anthem Securities, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by **Anthem Securities, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (vendor payments records), noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analyses, 2014 internal financial statements, and Company general ledger account analyses), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analyses, 2014 interim financial statements, and Company general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 20, 2015

EXHIBIT

FORM SIPC-7

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049851 FINRA DEC
ANTHEM SECURITIES, INC.
PARK PLACE CORPORATE CENTER ONE
1000 COMMERCE DR DTE 410
PITTSBURGH, PA 15275

Note: If any of the information shown on the mailing label requires correction, please e-mai any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sean McMillan 412-525-0994

2. A. General Assessment (item 2e from page 2) $ 16,016

B. Less payment made with SIPC-6 filed (**exclude interest**) (826)

7/15/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 15,190

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 15,190

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 15,190

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Anthem Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial and Operations Principal
(Title)

Dated the 12 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$28,280,675
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(21,874,451)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(21,874,451)
2d. SIPC Net Operating Revenues	$ 6,406,224
2e. General Assessment @ .0025	$ 16,016
	(to page 1, line 2.A.)